UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 10)

Matrixx Initiatives, Inc.
(Name of Subject Company (Issuer))

Wonder Holdings, Inc.
(Name of Filing Person — Offeror)
Wonder Holdings Acquisition Corp.
(Name of Filing Person — Offeror)
H.I.G. Bayside Debt & LBO Fund II, L.P.
H.I.G. Bayside Advisors II, LLC
H.I.G.-GPII, Inc.
Sami W. Mnaymneh
Anthony A. Tamer
(Name of Filing Persons — Other)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

57685L105
(CUSIP Number of Class of Securities)

Brian Schwartz
1450 Brickell Avenue
31st Floor
Miami, Florida 33131
(305) 379-2322
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

James S. Rowe, Esq.
Michael H. Weed, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654
Telephone: (312) 862-2000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$82,625,077.50	$6,208.45

(1)	Estimated for purposes of calculating the filing fee only. The valuation was estimated by multiplying the offer price of $8.75 per share by 9,442,866 shares of Matrixx Initiatives, Inc. common stock outstanding.

(2)	Calculated in accordance with Exchange Act Rule 0-11 by (1) multiplying the estimated transaction value as of December 22, 2010, by 0.0000713, (2) multiplying the increase in the estimated transaction value between December 22, 2010 and the date of this filing by 0.00011610, and (3) summing the results of (1) and (2).

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $821                          Filing Party: Wonder Holdings, Inc.
Form or Registration No.: Schedule TO            Date Filed: February 3, 2011

Amount Previously Paid: $5,388                       Filing Party: Wonder Holdings, Inc.
Form or Registration No.: Schedule TO Date Filed: December 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ Third-party offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transactions subject to Rule 13e-3.

☑ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Item 12 Exhibits
SIGNATURES
Exhibit Index
EX-99.A.1.N

     This Amendment No. 10 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relating to the tender offer by Wonder Holdings, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Wonder Holdings Acquisition Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Matrixx Initiatives, Inc., a Delaware corporation (“Matrixx”), including the associated rights issued pursuant to the Rights Agreement, dated as of July 22, 2002, as amended on December 14, 2010 and further amended on January 11, 2011, between Matrixx and Registrar and Transfer Company (the shares of the common stock of Matrixx, together with the associated rights, collectively referred to as the “Shares”), at a price of $8.75 per Share net to the seller in cash without interest and less any required withholding taxes (the “Offer Price”), if any, upon the terms and conditions set forth in the offer to purchase dated December 22, 2010 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”
     All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Items 1 though 9 and 11
     Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:
     The subsequent offering period for the Offer expired at 11:59 p.m., New York City time, on Thursday, February 17, 2011. The Depositary (as defined in the Offer to Purchase) has advised Parent and Purchaser that a total of 6,606,328 Shares had been validly tendered and not properly withdrawn during the initial offering period and the subsequent offering period, representing approximately 70.0% of the outstanding Shares. Pursuant to the terms of the Offer, as of February 18, 2011, Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn during the initial offering period and all Shares validly tendered during the subsequent offering period, and the consideration for all such Shares either has been paid or promptly will be paid.
     On February 18, 2011, pursuant to the terms of the Merger Agreement (as defined in the Offer to Purchase), Purchaser exercised its top-up option to purchase, at a per share price equal to the Offer Price, 19,785,355 newly issued shares of Matrixx’s common stock (the “Top-Up Option Shares”), which brought Purchaser’s ownership of Matrixx’s common stock, when combined with the Shares acquired by Purchaser in the Offer during the initial offering period and subsequent offering period, to more than 90% of the Shares outstanding after such purchase. The aggregate purchase price of $173,121,856.25 for the Top-Up Option Shares was paid by Purchaser partially in cash in an amount equal to the aggregate par value of the Top-Up Option Shares and partially by a promissory note for the remaining amount. Matrixx offered and sold the Top-Up Option Shares as a private placement pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.
     On February 18, 2011, in accordance with the Merger Agreement and Delaware law, Parent and Purchaser effected a short-form merger (the “Merger”), without the need for a meeting of, or any action by (other than Purchaser), Matrixx’s stockholders. In the Merger, Purchaser merged with and into Matrixx with Matrixx continuing as the surviving corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share not tendered in the Offer (other than Shares held by Matrixx, Parent, Purchaser or any of their subsidiaries or Shares held by stockholders who have and properly exercise appraisal rights under applicable provisions of Delaware law) was converted into the right to receive a cash payment in an amount equal to the Offer Price. BNY Mellon, acting as the paying agent for the Merger, will mail to the remaining former stockholders of Matrixx materials necessary to exchange their former Shares for such payment. February 18, 2011 is the last day Shares will trade on the Nasdaq Global Select Market.
     On February 18, 2011, Matrixx and H.I.G. Capital, LLC issued a joint press release announcing the expiration of the subsequent offering period and results of the Offer, that Purchaser had exercised its top-up option in order to purchase the Top-Up Option Shares and that Purchaser intended to effect a short-form merger in which Purchaser would be merged with and into Matrixx, with Matrixx surviving the Merger and continuing as a wholly-owned subsidiary of Parent. The full text of the joint press release is filed as Exhibit (a)(1)(N) hereto and is incorporated herein by reference.

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Item 12. Exhibits
               Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
(a)(1)(N) Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on February 18, 2011

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SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 18, 2011

WONDER HOLDINGS, INC.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

WONDER HOLDINGS ACQUISITION CORP.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.
By:	H.I.G. Bayside Advisors II, LLC
Its: General Partner

By:	H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC
By:	H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

H.I.G.-GPII, INC.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

SAMI W. MNAYMNEH
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

ANTHONY A. TAMER
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 22, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on December 22, 2010 in the New York Times.*

(a)(1)(G)	Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on December 22, 2010.*

(a)(1)(H)	Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on December 29, 2010.*

(a)(1)(I)	Press Release issued by H.I.G. Capital, LLC on January 19, 2011.*

(a)(1)(J)	Press Release issued by H.I.G. Capital, LLC on January 28, 2011.*

(a)(1)(K)	Press Release Announcing Second Extension to Tender Offer issued by H.I.G. Capital, LLC on February 1, 2011.*

(a)(1)(L)	Press Release Announcing Increase to Offer Price issued by H.I.G. Capital, LLC on February 1, 2011.*

(a)(1)(M)	Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on February 15, 2011 (incorporated by reference to Exhibit (a)(18) to Amendment No. 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Matrixx Initiatives, Inc. with the Securities and Exchange Commission on February 15, 2011).*

(a)(1)(N)	Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on February 18, 2011.

(a)(5)(A)	Complaint dated January 7, 2011, filed in the Superior Court of the State of Arizona, County of Maricopa, captioned Schneider v. Hemelt et al.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of December 14, 2010, among Matrixx Initiatives, Inc., Wonder Holdings Acquisition Corp. and Wonder Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Matrixx Initiatives, Inc. with the Securities and Exchange Commission on December 14, 2010).*

(d)(2)	Exclusivity and Confidentiality Agreement, dated as of March 26, 2010, between Matrixx Initiatives, Inc. and H.I.G. Middle Market LLC.*

(d)(3)	Limited Guarantee, dated as of December 14, 2010, made by H.I.G. Bayside Debt & LBO Fund II, L.P. in favor of Matrixx Initiatives, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Matrixx Initiatives, Inc. with the Securities and Exchange Commission on December 14, 2010).*

(d)(4)	Equity Commitment Letter, dated as of December 14, 2010, from H.I.G. Bayside Debt & LBO Fund II, L.P. to Wonder Holdings Acquisition Corp.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.